UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Barnwell Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

068221100

(CUSIP Number)

Ned L. Sherwood

4731 North Highway A1A, Suite 213

Vero Beach, FL 32963

(772) 226-7923

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 068221100	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS Ned L. Sherwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 899,622.138*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 899,622.138*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 899,622.138*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%**
14	TYPE OF REPORTING PERSON IN

*	Includes (i) 661,584.138 common shares held by MRMP-Managers LLC, of which Ned L. Sherwood is the Chief Investment Officer and (ii) 238,038 common shares held by the Ned L. Sherwood Revocable Trust, of which Ned. L. Sherwood is the beneficiary and trustee. Ned. L. Sherwood disclaims beneficial ownership of such common shares except to the extent of his pecuniary interest therein.
**	All percentages reported herein are calculated based upon an aggregate of 8,277,160 shares of common stock outstanding as of January 11, 2016, as reported in the Issuer’s Proxy Statement on Schedule 14A for the Issuer’s 2016 annual meeting of stockholders.

CUSIP No. 068221100	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS MRMP-Managers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 661,584.138
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 661,584.138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,584.138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%**
14	TYPE OF REPORTING PERSON OO

**	All percentages reported herein are calculated based upon an aggregate of 8,277,160 shares of common stock outstanding as of January 11, 2016, as reported in the Issuer’s Proxy Statement on Schedule 14A for the Issuer’s 2016 annual meeting of stockholders.

CUSIP No. 068221100	SCHEDULE 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS Bradley M. Tirpak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,770
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,770
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%**
14	TYPE OF REPORTING PERSON IN

**	All percentages reported herein are calculated based upon an aggregate of 8,277,160 shares of common stock outstanding as of January 11, 2016, as reported in the Issuer’s Proxy Statement on Schedule 14A for the Issuer’s 2016 annual meeting of stockholders.

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) relates to the common stock, par value $0.50 per share (the “Shares”), of Barnwell Industries, Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D filed on June 11, 2013, as amended by Amendment No. 1 thereto filed with the SEC on December 17, 2013, Amendment No. 2 thereto filed with the SEC on May 14, 2014, Amendment No. 3 thereto filed with the SEC on November 13, 2014 and Amendment No. 4 thereto filed with the SEC on September 14, 2015 (the “Original Schedule 13D” and, together with this Amendment No. 5, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D. This Amendment No. 5 is being filed by Ned L. Sherwood (“Sherwood”), MRMP-Managers LLC, a Delaware limited liability company (“MRMP” and together with Sherwood, the “Sherwood Reporting Persons”) and Bradley M. Tirpak (“Tirpak” and, together with the Sherwood Reporting Persons, the “Reporting Persons”).

This Amendment No. 5 is being filed to amend Item 2, Item 3, Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D as follows:

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is amended by adding thereto the following:

(a)	This Schedule 13D is filed by each of the Reporting Persons.

(b)	The residence of Tirpak is 50 Orchard Street, 5A, New York, NY 10002.

(c)	The principal business of Tirpak is investing.

(d)	Tirpak has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Tirpak has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Tirpak is a citizen of the United States of America and the Republic of Ireland.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is amended by adding thereto the following:

Tirpak expended an aggregate of approximately $19,769.90 of his own personal funds to acquire the Shares held by him. None of the funds used to purchase such Shares were provided through borrowings of any nature.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended by adding the following:

The response under Item 6 below is incorporated herein by reference.

Tirpak has previously submitted to the Issuer a stockholder proposal to be presented at the Issuer’s 2016 annual meeting of stockholders to separate the Chairman of the Board from the Chief Executive Officer, by requiring the Chairman of the Board, whenever possible, to be an independent member of the Board.

On February 10, 2016, the Reporting Persons issued a press release regarding their delivery of an open letter to fellow stockholders. The open letter urges stockholders to vote “FOR” the two stockholder proposals regarding (1) separating the Chairman of the Board from the Chief Executive Officer and (2) proxy access, and also urges stockholders to “WITHHOLD” votes on all directors.A copy of the press release is attached hereto as Exhibit 9 and is incorporated by reference in this Item 4 in its entirety.

Notwithstanding anything to the contrary in the Original Schedule 13D, the Reporting Persons hereby affirm that they have no current intent to engage in a control transaction or any contested solicitation for the election of directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended by adding the following:

The percentages used in this Item and in the rest of the Schedule 13D are calculated based upon an aggregate of 8,277,160 shares of common stock outstanding as of January 11, 2016, as reported in the Issuer’s Proxy Statement on Schedule 14A for the Issuer’s 2016 annual meeting of stockholders.

(a)	As of the date hereof, Tirpak may be deemed to beneficially own 7,770 Shares (the “Tirpak Shares”) representing approximately 0.1% of the Issuer’s outstanding Shares. As a result of entering into the Group Agreement (as described in Item 6 below), Sherwood and Tirpak may be deemed to have formed a “group” pursuant to Rule 13d-5(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Sherwood Reporting Persons and Tirpak may be deemed to beneficially own in the aggregate 907,322.138 Shares, which represents approximately 11.0% of the outstanding Shares. The Sherwood Reporting Persons disclaim beneficial ownership of the Tirpak Shares, and Tirpak disclaims beneficial ownership of the Shares beneficially owned by the Sherwood Reporting Persons.

(b)	Tirpak has sole voting and dispositive power over the Tirpak Shares.

(c)	There have been no transactions with respect to the Shares during the sixty days prior to the date of filing of this Schedule 13D by the Reporting Persons.

(d)	No person other than Tirpak is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of, the Tirpak Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended by adding thereto the following:

On February 9, 2016, Sherwood and Tirpak entered into an agreement (the “Group Agreement”) to coordinate certain efforts with respect to their investment in the Issuer. Pursuant to the Group Agreement, each of Sherwood and Tirpak agreed to use reasonable efforts to coordinate their activities directly related to (i) their voting of Securities (as defined in the Group Agreement) and (ii) public communications made in connection with their investment in Securities. Each of Tirpak and Sherwood agreed that any filing with the Securities and Exchange Commission (including without limitation any filing required by Section 13(d), Section 14 or Section 16 of the Exchange Act), press release, white paper, stockholder communication or other public communication proposed to be made or issued by the Group (as defined in the Group Agreement) or any of its members in connection with the Group’s activities shall require mutual consent. Each of Tirpak and Sherwood may terminate the Group Agreement upon written notice to the other. References to, and descriptions of, the Group Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Group Agreement. A copy of the Group Agreement is attached hereto as Exhibit 10 and incorporated herein by reference.

On February 10, 2016, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this Schedule 13D (and any amendments thereto) with respect to the securities of the Issuer. Such Joint Filing Agreement is attached hereto as Exhibit 11.

Item 7	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is amended by adding thereto the following:

Exhibit 9:	Press release, dated February 10, 2016

Exhibit 10:	Group Agreement, dated February 9, 2016

Exhibit 11:	Joint Filing Agreement, dated February 10, 2016

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2016	Ned L. Sherwood

	By:	/s/ Ned L. Sherwood
	Name:	Ned L. Sherwood

February 10, 2016	MRMP-Managers LLC

	By:	/s/ Ned L. Sherwood
	Name:	Ned L. Sherwood
	Title:	Chief Investment Officer

February 10, 2016	Bradley M. Tirpak

	By:	/s/ Bradley M. Tirpak
	Name:	Bradley M. Tirpak